ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No 333-132747
Dated October 16, 2007

Media Release	UBS AG Media Relations Joss Tosoni Tel: +1-212-882-5698 joscelin.tosoni@ubs.com www.ubs.com October 16, 2007

New York, October 16, 2007, 09:00 AM

UBS LAUNCHES STRATEGIC U.S. EQUITY “RETURN OPTIMIZATION INDEX”

New York, October 16, 2007 — UBS announced today the launch of the Return Optimization Index, a new equity index that replicates a U.S. large cap equity trading strategy designed to provide a benchmark for certain call-spread strategies popular with many investors today.

An opportunity for outperformance

The UBS Return Optimization Index combines total-return exposure to the S&P 500® Index with a hypothetical call-spread strategy on the S&P 500® Index. The Index targets 3x exposure to positive S&P 500 returns over semi-annual periods, up to a maximum gain that is reset each such period, with full, unleveraged exposure to any negative S&P 500 returns during such periods.

Replicating a popular U.S. equity trading strategy

In recent years, U.S. investors have increasingly invested in call-spread strategies on the S&P 500, usually through structured notes. At maturity, these notes provide investors with 2x to 3x exposure to the appreciation of the S&P 500, up to a cap, while maintaining 1x exposure to the S&P 500 downside. Maturities typically range from one to two years.

While these investments have often met with success, there has been no benchmark for measuring the success of this type of strategy over time. The UBS Return Optimization Index is a new benchmark for this type of S&P 500 call-spread strategy that should provide significant time and cost benefits to investors. It is aimed at both high net worth and institutional clients as a potentially attractive alternative to investing in passive ETFs and index funds and also mutual fund and closed-end fund strategies.

Built from liquid, transparent components

The Index tracks the value of a hypothetical portfolio, where each unit of the hypothetical portfolio consists of three components:

1)	A long position in the S&P 500, which is the equivalent of buying a hypothetical unit of the S&P 500.

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2)	A call-spread component: This is achieved by the hypothetical purchase of two near or at-the-money call options on the S&P 500 and the hypothetical sale of three out-of-the-money call options on the S&P 500. The S&P 500 call options are listed options that are traded on the Chicago Board Options Exchange under the symbol “SPX”. The date on which one set of call options are settled and another set of call options are purchased or sold is referred to as the “roll date,” and the process of replacing the call options in the hypothetical portfolio with the new options is referred to as the “roll.” The roll generally occurs on the business day prior to the expiration date.

3)	A dividend component which consists of the cash dividends paid on the S&P 500, as reported by S&P, between roll dates. During the roll, the dividend component is reincorporated into the Index.

The UBS Return Optimization Index provides investors with a new dimension of equity investment and can serve as the basis for a variety of investment products. The Index will be calculated by the CBOE and published and disseminated at the end of the day by UBS (Bloomberg symbol: RON).

UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.

UBS is the leading global wealth manager, a top tier investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.

UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 39% of its employees working in the Americas, 34% in Switzerland, 16% in the rest of Europe and 11% in Asia Pacific. UBS’s financial businesses employ more than 80,000 people around the world. Its shares are listed on the SWX Swiss Stock Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

Inquiries: Joss Tosoni, UBS at +1-212-882-5698

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The graph below illustrates the pro forma historical performance of the Index from December 20, 1996 through October 3, 2007 in comparison with the S&P 500 Total Return Index.

	UBS Return Optimization Index	S&P 500 Total Return

Annualized Return	12.32%	8.66%
Total Return	250.33%	145.07%
Volatility(1)	16.96%	17.92%
Sharpe Ratio(2)	0.49	0.26

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Past performance is not indicative of future performance.

*S&P 500 Total Return Index (SPTR) was scaled to a level 100 as of the start of the period. For comparison purposes, the S&P 500 Total Return Index, which, like the Index reflects the reinvestment of dividends, is used rather than the S&P 500, which does not. The pro forma historical data for the UBS Return Optimization Index is derived by using the Index’s calculation methodology with historical closing levels of the S&P 500 and S&P 500 option prices, in addition to the historical daily cash dividends paid on the S&P 500, as reported by S&P.

(1) The volatility, or standard deviation, measures the uncertainty in a random variable, which, in this case, is investment returns. The higher the volatility of the investment returns, the higher the standard deviation. Volatility as presented in this table represents annual volatility, or one standard deviation move expected in one year.

(2) The Sharpe ratio is a return/risk measure calculated by dividing the “return” by the “risk.” Return is defined as the incremental average monthly return of an investment over the risk free rate. Risk is defined as the standard deviation of the monthly investment returns less the risk free rate. The values for the risk free rate for the calculations are those of the 90 Day U.S. Treasury Bill. Values are presented in annualized terms.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free:1-800-657-9836

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